SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
FOUNDED 1866

November 12, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Mirae Asset Discovery Funds (Securities Act File No. 333-166018;

Investment Company Act File No. 811-22406)

Post-Effective Amendment No. 1

Ladies and Gentlemen:

On behalf of Mirae Asset Discovery Funds (the “Trust”), we hereby transmit for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 1 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”).

The Amendment is being filed in order to include the prior performance of a related account with substantially the same investment policies and strategies as China Sector Leader Fund, a series of the Trust, and to make certain non-material changes.

On or around January 7, 2011, the Trust will file a subsequent post-effective amendment pursuant to Rule 485(b) that will bring certain of the Trust’s information up to date pursuant to the requirements of Form N-1A.

Should members of the Staff have any questions or comments concerning the Amendment, they should call Gladys Chang at (212) 839-5856.

Very truly yours,

/s/   Gladys Chang

Gladys Chang

Enclosures

cc:

Peter Graham

Laurin Blumenthal Kleiman